UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Despegar.com - 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On December 3, 2021, Despegar.com, Corp. (the “Company”) held its 2021 annual general meeting of shareholders in Buenos Aires, Argentina. Shareholders accounting for 47,508,221 of the Company’s shares, which represented 66.66% of the voting power entitled to vote at the meeting, were present in person or by proxy, representing a quorum. At the meeting, Michael James Doyle II was re-elected as a Class I Director of the Company to hold office for a further three-year term until the conclusion of the Company’s annual meeting in the calendar year 2024, Jon Gieselman was elected as a Class I Director of the Company to hold office for a three-year term until the conclusion of the Company’s annual meeting in the calendar year 2024, and the advisory proposal to ratify the re-appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2021 was approved. Mr. Doyle received 31,769,350 “for” votes, 14,199,024 “against” votes and 1,539,847 abstentions. Mr. Gieselman received 35,642,109 “for” votes, 10,326,265 “against” votes and 1,539,847 abstentions. PricewaterhouseCoopers LLP received 45,965,366 “for” votes, 3,458 “against” votes and 1,539,397 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2021

DESPEGAR.COM, CORP.

By:	/s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel and Secretary